UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




05059047

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2005
WASH, D.C.
183
SECTION

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended .... December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... ______________
to .... ______________

Commission File Number 01-07284

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN
c/o Baldor Benefits Advisory Committee
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baldor Electric Company
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

REQUIRED INFORMATION

The Baldor Electric Company Employees' Profit Sharing and Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the years ended December 31, 2004 and 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are properly included and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Baldor Electric Company Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

Date: June 27, 2005 By: 

Ronald E. Tucker
Member, Benefits Advisory Committee

INDEX OF EXHIBITS

Exhibit No.	Description
1	Consent of Independent Auditors filed herewith

Consent of Lawrence, Schluterman & Schwartz, Ltd., Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 33-28239 and No. 333-33287) pertaining to the Baldor Electric Company Employees' Profit Sharing and Savings Plan of our report dated June 15, 2005, with respect to the financial statements of the Baldor Electric Company Employees' Profit Sharing and Savings Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2004.

Lawrence, Schluterman & Schwartz, Ltd.

Lawrence, Schluterman & Schwartz, Ltd.

Fort Smith, Arkansas
June 15, 2005

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Report on Examination of Financial Statements
and Supplemental Schedules

For the Years Ended December 31, 2004 and 2003

Contents



LAWRENCE, SCHLUTERMAN & SCHWARTZ, LTD.

Certified Public Accountants

2411 South Waldron Road
Fort Smith, Arkansas 72903
Telephone (479) 484-7211
Fax (479) 484-7802

W. Sid Lawrence, CPA
Michael L. Schluterman, CPA
Larry J. Schwartz, CPA

Crystal A. Hempler, CPA

Independent Auditors' Report

Trustees
Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Fort Smith, Arkansas

We were engaged to audit the accompanying statements of net assets available for benefits of Baldor Electric Company Employees' Profit Sharing and Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), and the supplemental Schedule H, Line 4j – Schedule of Reportable Transactions, referred to as "supplemental schedules," as of or for the year ended December 31, 2004. These financial statements and supplemental schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by AMVESCAP National Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the years ended December 31, 2004 and 2003, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information in the Plan's financial statements that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedules taken as a whole. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Lawrence, Schluterman & Schwartz Ltd.

Lawrence, Schluterman & Schwartz, Ltd.
Certified Public Accountants

Fort Smith, Arkansas
June 15, 2005

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets		
Investments, at Fair Value:		
Collective Trust Funds	$ 94,842,536	$ 70,385,334
Registered Investment Companies	24,644,405	34,531,438
Baldor Electric Company Common Stock	84,490,937	75,767,155
Participant Loans	8,986,936	8,508,177
Total Investments	212,964,814	189,192,104
Receivables		
Accrued Interest and Dividends	459,324	463,013
Employer Contributions	6,885,639	5,435,659
Total Receivables	7,344,963	5,898,672
Total Assets	220,309,777	195,090,776
Total Liabilities	-	-
Net Assets Available for Benefits	$ 220,309,777	$ 195,090,776

See Accompanying Notes to Financial Statements and Independent Auditors' Report.

Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions to Net Assets Attributed to:		
Investment Income		
Interest and Dividends	$ 6,255,337	$ 5,596,168
Net Appreciation in Fair Value of Investments	18,342,456	17,312,159
	24,597,793	22,908,327
Contributions		
Employer	7,910,324	6,338,895
Participant	5,502,281	4,709,176
	13,412,605	11,048,071
Transfer In from Other Plans		
Energy Dynamics, Inc. 401(k) Plan	193,136	-
Total Additions	38,203,534	33,956,398
Deductions from Net Assets Attributed to:		
Benefits Paid Directly to Participants	12,578,521	11,770,900
Administrative Expenses	406,012	390,373
Total Deductions	12,984,533	12,161,273
Net Increase	25,219,001	21,795,125
Net Assets Available for Benefits:		
Beginning of Year	195,090,776	173,295,651
End of Year	$ 220,309,777	$ 195,090,776

See Accompanying Notes to Financial Statements
and Independent Auditors' Report.

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

1. Description of the Plan

The following brief description of the Baldor Electric Company Employees' Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, which covers substantially all regular full-time and part-time employees of all domestic subsidiaries of Baldor Electric Company (Company) (Employer). Employees become eligible to participate in the savings component of the Plan on the first day of the month following two full months of employment. The Plan was amended and restated effective December 12, 1998, February 27, 2002, and again on December 26, 2003 to incorporate all amendments since February 28, 2002 and to include all of the Economic Growth and Tax Relief Reconciliation Act of 2001 provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Each year, participants may contribute up to 50% of annual compensation, as defined in the Plan. These contributions can be made on a before-tax basis, as provided under IRS Section 401(k) or an after-tax basis, or a combination of both. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 25% of the first 6% of base compensation that a participant contributes to the Plan. The Company's matching contribution is made into the Baldor Stock Fund account and the participant must be employed on the last day of the quarter to receive the quarterly matching.

Employees of all domestic operations of the Company with 24 months or more of full-time and part-time service are participants in the profit sharing component of the Plan. The Company annually contributes to the profit sharing component an amount equal to 12% of the pretax earnings of participating companies. This contribution is funded by the company through cash or shares of Baldor stock and then is directed by the participant into the respective investment funds. Contributions are allocated to individual participants in proportion to their eligible compensation for the year. The profit sharing percentage for 2004 and 2003 was 6.02% and 5.04%, respectively. Participants must be employed by Baldor on the last day of the year to receive the profit sharing contribution of that respective year.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the employer's contributions and plan earnings and losses. Allocations are based on participant earnings or account balances, as defined in the Plan's agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions and in the Company's contributions plus actual earnings thereon.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their savings plan accounts (which excludes their Profit Sharing Plan Account), a minimum of $500 and the amount of the loan shall not exceed the lesser of: a) 50% of the vested balance in the participant's account, or b) $50,000 reduced by the participant's highest loan balance in the last twelve months. Loan transactions are treated as a transfer from (to) the investment funds to (from) the loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus 1%. Interest rates range from 5.0% to 10.5%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum distribution amount, a payment in the form of an annuity contract from an insurance company, or a combination of a lump sum and an annuity.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of Baldor Electric Company common stock are valued at the last reported sales price on the last business day of the plan year. Participant notes receivable are valued at cost which approximates fair value. The fair market values of other investments have been provided by Amvescap Retirement, Inc., trustee and record keeper for the Plan, based on quoted values of the underlying securities. The average cost method is utilized in determining the cost of the investments sold or distributed to participants. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Fees

Legal, accounting and consulting fees incurred by the Plan are paid by the Employer. Record keeping and investment fee expenses are paid by the Plan. Administrative loan maintenance and processing fees charged by the trustee are charged to respective participants. The employer, at its discretion, may pay a portion of the administrative fees.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, there would be no effect on the participant's account balances as the participants are already 100% vested in their accounts.

Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 30, 2002, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Benefits Advisory Board believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Plan Mergers

On July 1, 2004, the Energy Dynamics, Inc. 401(k) Plan was merged into the Baldor Electric Company Employees Profit Sharing and Savings Plan. The transferred net assets have been recognized in the accounts of the Baldor Electric Company Employees Profit Sharing and Savings Plan as of July 1, 2004, at their balances as previously carried in the accounts of the Energy Dynamics, Inc. 401(k) Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from July 1, 2004. The net assets transferred, at fair value, into the Baldor Electric Company Employees Profit Sharing and Savings Plan totaled $193,136.

6. Investments

AMVESCAP National Trust Company has certified that these investment assets, transactions and the changes in net assets are complete and accurate. Investments that represent 5% or more of the Plan's net assets are separately identified below:

	December 31	
	2004	2003
Investments at fair value as determined by quoted market price		
Held by AMVESCAP:		
Baldor Electric Company Common Stock	$ 84,490,937	$ 75,767,155
INVESCO Stable Value Trust	74,423,933	70,385,334
INVESCO S&P 500 Fund		19,255,374
INVESCO 500 Index Trust	20,418,603	

The Plan was amended, effective September 1, 2001, to allow participants to direct the investment of their matching contributions already credited to the Baldor Stock Fund in accordance with subparagraph (b) of Section 17.2 of the Plan. Therefore, as of December 31, 2004 and 2003, all of the net assets in the Baldor Stock Fund and all other funds in the Plan are participant directed.

As reflected below, the INVESCO Stable Value Trust and the INVESCO 500 Index Trust are collective trust funds. All other funds, with the exception of the Baldor Stock Fund, are registered investment funds. In addition, the receivables and liabilities have been allocated to the various investment funds.

6. Investments (continued)

The changes in net assets available for benefits and the amount of net assets by investment program as of and for the year ended December 31, 2004, at fair value are reflected below:

2004	INVESCO S&P 500 Fund	INVESCO Total Return Fund	VanKampen Growth & Income Fund	Europacific Growth Fund	INVESCO Stable Value Trust	Growth Fund of America	AIM Small Capital Growth Fund	INVESCO 500 Index Trust
Additions to Net Assets Attributed to:								
Investment Income:								
Interest and Dividends	$ 238,000	$ 41,124	$ 40,461	$ 36,928	$ 3,130,210	$ 22,260	$ 1,506	$ 10,874
Net Appreciation (Depreciation)								
in fair value of investments	296,532	27,583	217,186	259,929		209,244	45,338	1,465,250
Contributions:								
Employer			126,132	152,443	2,899,686	170,922		811,190
Participant - Before Tax	604,022	91,471	136,591	137,375	1,387,059	204,309	29,094	121,704
Participant - After Tax	34,357	5,147	3,436	4,228	156,472	5,925	922	6,343
Participant - Rollover	12,583		9,540	26,201	36,703	20,768	1,494	
Total Additions	1,185,494	165,325	533,346	617,104	7,610,130	633,428	78,354	2,415,361
Deductions from Net Assets Attributed to:								
Benefits Paid to Participants	1,054,130	99,709	65,857	76,298	6,437,519	40,556	5,768	101,752
Administrative Expenses	534	87	88	124	318,478	94	18	11,657
Total Deductions	1,054,664	99,796	65,945	76,422	6,755,997	40,650	5,786	113,409
Other								
Transfers in from Energy Dynamics, Inc.					193,136			
Net Interfund Transfers	(20,072,318)	(7,615,331)	587,139	960,814	3,522,825	591,104	(1,296,573)	18,927,841
Total Other	(20,072,318)	(7,615,331)	587,139	960,814	3,715,961	591,104	(1,296,573)	18,927,841
Net Increase (Decrease)	(19,941,488)	(7,549,802)	1,054,540	1,501,496	4,570,094	1,183,882	(1,224,005)	21,229,793
Net Assets Available for Benefits:								
Beginning of Year	19,941,488	7,549,802	1,344,600	775,847	72,753,526	1,339,033	1,224,005	-
End of Year	$ -	$ -	$ 2,399,140	$ 2,277,343	$ 77,323,620	$ 2,522,915	$ -	$ 21,229,793

6. **Investments (continued)**

The changes in net assets available for benefits and the amount of net assets by investment program as of and for the year ended December 31, 2004, at fair value are reflected below:

2004	PIMCO Total Return Fund	Royce Low Priced Stock Fund	Dreyfus Premier Small Cap Value	American Balanced Class A	Columbia Acorn Class A Fund	Baldor Stock Fund	Participant Loan Fund	Grand Total
Additions to Net Assets Attributed to:								
Investment Income:								
Interest and Dividends	$ 142,667	$ 142,938	$ 8,525	$ 332,652	$ 97,651	$ 2,009,541		$ 6,255,337
Net Appreciation (Depreciation) in fair value of investments	(31,788)	273,823	(2,914)	148,565	190,438	15,243,270		18,342,456
Contributions:								
Employer	142,814	-	203,026	412,604	156,715	2,834,792		7,910,324
Participant - Before Tax	191,833	260,969	1,157	306,187	109,456	1,360,375		4,941,602
Participant - After Tax	4,631	8,371	15	20,251	3,470	102,558		356,126
Participant - Rollover	13,830	17,705		18,362	22,144	25,223		204,553
Total Additions	463,987	703,806	209,809	1,238,621	579,874	21,575,759	-	38,010,398
Deductions from Net Assets Attributed to:								
Benefits Paid to Participants	138,315	91,987		271,747	38,582	3,732,789	423,512	12,578,521
Administrative Expenses	96	109		288	99	74,340		406,012
Total Deductions	138,411	92,096	-	272,035	38,681	3,807,129	423,512	12,984,533
Other								
Transfers in from Energy Dynamics, Inc.								193,136
Net Interfund Transfers	746,998	1,056,093	231,798	7,805,373	2,395,504	(8,743,537)	902,270	-
Total Other	746,998	1,056,093	231,798	7,805,373	2,395,504	(8,743,537)	902,270	193,136
Net Increase (Decrease)	1,072,574	1,667,803	441,607	8,771,959	2,936,697	9,025,093	478,758	25,219,001
Net Assets Available for Benefits:								
Beginning of Year	2,026,073	1,892,950	-	-	-	77,735,275	8,508,177	195,090,776
End of Year	$ 3,098,647	$ 3,560,753	$ 441,607	$ 8,771,959	$ 2,936,697	$ 86,760,368	$ 8,986,935	$ 220,309,777

6. **Investments (continued)**

The changes in net assets available for benefits and the amount of net assets by investment program as of and for the year ended December 31, 2003, at fair value are reflected below:

2003	INVESCO S&P 500 Fund	INVESCO Total Return Fund	VanKampen Growth & Income Fund	Europacific Growth Fund	INVESCO Stable Value Trust	Growth Fund of America	AIM Small Capital Growth Fund
Additions to Net Assets Attributed to:							
Investment Income:							
Interest and Dividends	$ 244,561	$ 130,888	$ 12,205	$ 10,341	$ 3,101,492	$ 7,046	$ 4,802
Net Appreciation (Depreciation) in fair value of investments	4,130,321	959,853	213,880	128,891		195,940	236,854
Contributions:							
Employer	686,113	315,304	69,251	71,219	2,368,192	101,917	76,110
Participant - Before Tax	721,072	377,807	65,131	47,572	1,310,979	81,825	75,242
Participant - After Tax	37,831	22,830	1,990	1,931	148,183	1,946	2,785
Participant - Rollover	4,491	6,841	10,155	16,465	890	1,775	22,133
Total Additions	5,824,389	1,813,523	372,612	276,419	6,929,736	390,449	417,926
Deductions from Net Assets Attributed to:							
Benefits Paid to Participants	933,658	222,581	42,957	21,363	6,481,378	44,398	11,368
Administrative Expenses	1,104	500	64	55	317,399	56	71
Total Deductions	934,762	223,081	43,021	21,418	6,798,777	44,454	11,439
Other							
Net Interfund Transfers	(967,222)	(469,867)	602,521	296,854	2,631,222	684,239	269,282
Net Increase (Decrease)	3,922,405	1,120,575	932,112	551,855	2,762,181	1,030,234	675,769
Net Assets Available for Benefits:							
Beginning of Year	16,019,083	6,429,227	412,488	223,992	69,991,345	308,799	548,236
End of Year	$ 19,941,488	$ 7,549,802	$ 1,344,600	$ 775,847	$ 72,753,526	$ 1,339,033	$ 1,224,005

6. **Investments (continued)**

The changes in net assets available for benefits and the amount of net assets by investment program as of and for the year ended December 31, 2003, at fair value continued from page 7, are reflected below:

2003	PIMCO Total Return Fund	Royce Low Priced Stock Fund	Baldor Stock Fund	Participant Loan Fund	Grand Total
Additions to Net Assets Attributed to:					
Investment Income:					
Interest and Dividends	$ 96,276	$ 13,509	$ 1,975,048		$ 5,596,168
Net Appreciation (Depreciation)					
in fair value of investments	(6,149)	314,906	11,137,663		17,312,159
Contributions:					
Employer	89,473	152,972	2,408,344		6,338,895
Participant - Before Tax	151,239	99,064	1,349,234		4,279,165
Participant - After Tax	4,961	2,227	110,559		335,243
Participant - Rollover	12,465	18,871	682		94,768
Total Additions	348,265	601,549	16,981,530	-	33,956,398
Deductions from Net Assets Attributed to:					
Benefits Paid to Participants	15,896	7,369	3,450,411	$ 539,521	11,770,900
Administrative Expenses	118	47	70,959		390,373
Total Deductions	16,014	7,416	3,521,370	539,521	12,161,273
Other					
Net Interfund Transfers	848,167	891,191	(6,181,645)	1,395,258	-
Net Increase (Decrease)	1,180,418	1,485,324	7,278,515	855,737	21,795,125
Net Assets Available for Benefits:					
Beginning of Year	845,655	407,626	70,456,760	7,652,440	173,295,651
End of Year	$ 2,026,073	$ 1,892,950	$ 77,735,275	$ 8,508,177	$ 195,090,776

Supplemental Schedules

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN 43-0168840, Plan 001
December 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Collective Trust Funds			
	INVESCO	Stable Value Trust Fund	$ 74,423,933	$ 74,423,933
	INVESCO	500 Index Trust	18,995,374	20,418,603
	Registered Investment Companies			
	Columbia	Columbia Acorn - Class A	2,588,784	2,779,982
	VanKampen	Growth & Index Fund	1,896,658	2,273,005
	American Funds	Europacific Growth Fund	1,786,393	2,124,900
	American Funds	Growth Fund of America	2,016,830	2,351,994
	American Funds	American Balanced - Class A	8,209,288	8,359,357
	Dreyfus	Dreyfus Premier Small Cap Value	241,495	238,580
	PIMCO	Total Return Fund	3,002,838	2,955,833
	Royce	Low Priced Stock Fund	3,166,124	3,560,754
	Common Stock			
*	AMVESCAP	Baldor Electric Company Common Stock	52,434,429	84,490,937
	Participant Loans	5.0% - 10.5%	-	8,986,936

(a) An asterisk indicates a known party-in-interest to the Plan. AMVESCAP is the Trustee of the Plan and Baldor is the Plan Sponsor.

See Independent Auditor's Report.

Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Schedule H, Line 4j – Schedule of Reportable Transactions
EIN 43-0168840, Plan 001
December 31, 2004

(a) Identity of Party Involved	(b) Description of Assets (Including Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Net Gain or (Loss)
AMVESCAP	Baldor Electric Company Common Stock	$ 19,646,846	$ 25,678,939	$ 21,574,355	$ 4,104,584

Columns (e), (f) and (h) are not applicable.

See Independent Auditor's Report.